SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
CNPJ [Corporate Taxpayers’ Roll] No. 01.832.635/0001-18
NIRE [Company Roll Registration Number] 35.300.150.007
Joint Stock Corporation

MINUTES OF GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON JULY 12, 2012

PLACE, TIME AND DATE: Held in the registered office at Av. Jurandir, 856, Lote [Lot] 04, 1º andar [1st Floor], Jardim Ceci, City of São Paulo, State of São Paulo, at 10:00 am, on July 12, 2012.

CALLING: Published in the Official Gazette of the State of São Paulo, and in the Newspaper Valor Econômico, in the issues on June 27, 28 and 29, 2012.

MEETING BOARD: Carlos Eduardo Fujita – Chairman; Deborah Cristina Benites Soares – Secretary, comprising the board of the meeting.

OPENING: The meeting was declared opened by the Chairman upon the presence of the shareholders representing 99.3% (ninety nine point three percent) of the shareholders bearing common shares and 47.1% (forty seven point one percent) of the shareholders bearing preferred shares, as indicated in the Shareholders’ Attendance Records.

AGENDA: (a) Redemption and cancellation of a maximum of  5,980,842 (five million, nine hundred and eighty thousand, eight hundred and forty-two) preferred stocks and 402,897 (four hundred and two thousand, eight hundred and ninety seven) common stocks issued by the Company, which remain outstanding after closing, on June 22 of this year, of the Public Offer for Exchange of Stocks for Cancellation for Registry of Joint Stock Company and Consequent Cancellation of Level 2 Corporate Governance of BM&F Bovespa – Bolsa de Valores, Mercadorias e Futuros [Values, Merchandise and Futures Stock Exchange] (“Offer”), as authorized by §5 of article 4 of Law 6.404/76, as amended, and according to the provisions set forth in item 7.2. of the Offer Notice; (b)  Cancellation of 123,742 (one hundred and twenty three thousand, seven hundred and forty-two) preferred stocks issued by the Company, which are held in the Company’s Treasury Department; (c)  Amendment of the Company’s Bylaws, in terms of proposal presented as Attachment I of the Manual for participation in General Extraordinary Shareholders’ meeting, as of July 12, 2012; (d)  Cancellation of the General Granting Plan for Company’s Call Options (the “Plan”), approved in the General Extraordinary Shareholders’ Meeting held on September 29, 2005, so that: (i) the Plan is terminated, as of the present date, concerning the granting of new benefits; and (ii) Company’s Call Options granted prior to this date (“Call Options” or “Call Option”) are held until they are completed on their vesting terms (“Vesting”), pursuant to the terms and conditions set forth in the Plan and in the Private Granting Instruments for Call Options executed with each of the beneficiaries; (iii) on the dates of the relevant Vesting, the beneficiaries of Call Options are paid in cash, the amount equivalent to the result between (a) the total number of enforceable Call Options; and (b) the difference, if any, between (b.1.) the exercise price of the Call Option deducting all applicable withholding; and (b.2) the result between the multiplication of 0.90 (zero point nine) by the closing price of the stocks of LAN Airlines S.A. in the Stock Exchange Market of Santiago on the day immediately previous to the exercise of the Call Option; (e)  Election of 03 (three) members of the Administrative Council, in face of the resignation presented by Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Emilio Romano, Waldemar Verdi Júnior and André Esteves and the amendment of the Company’s Bylaws, as proposed in item “c” above; (f)  Change of the remuneration payable to the members of the Administrative Council; and (g)  Authorization for the Board of Directors for taking all measures necessary for effective implementation of the deliberations taken.

DELIBERATIONS: As unanimously approved by the shareholders present, bearing common and preferred shares, were taken the following decisions:

(a) Approved, as authorized terms by §5 of article 4 of Law 6.404/76, as amended, and the redemption of all of the company’s outstanding shares after the Offer until the present date, respecting the following conditions: (i)  The amount payable for the redemption of the outstanding shares shall be the amount corresponding to the result between: (i.1) the number of common shares of LAN Airlines S.A. that the shareholder would have received in the Offer (assuming the shareholder could have received fractions of shares) and (i.2) R$ 52.50 (fifty two Reais and fifty cents) [T.N. Brazilian currency Real, pl. Reais], corresponding to the closing price of preferred shares issued by the Company before BM&FBOVESPA on June 21, 2012, as published in the website of BM&FBOVESPA (“TAM Closing Price”), multiplied by 10/9 (ten ninths); (ii)  The Company’s closing price will be adjusted by the variation of the SELIC – Sistema Especial de Liquidação e Custódia [Special Settlement and Custody System] rate until the date of effective payment to the shareholder, which shall take place within 15 (fifteen) days, following the holding of the General Extraordinary Shareholders’ Meeting presently held; and (iii)  The amounts relating to the redemption of shares held by shareholders who have not updated their personal information with the Company, or with Itaú Corretora de Valores S.A., in the capacity as a bookkeeping agent for Company’s common and preferred shares, shall be deposited with Bank Itaú Unibanco Banco Múltiplo S.A. The redemption of the outstanding shares will be implemented without reducing the Company’s capital stock, whereas all shares thus redeemed shall be cancelled.

(b) Approved the cancellation of 123,742 (one hundred and twenty three thousand, seven hundred and forty-two) Company issue preferred shares, held in Treasury, where the cancellation of such shares shall be implemented without reducing the Company’s capital stock.

(c) Approved all amendments made to the Company’s Bylaws, provided for in the proposal presented as Attachment I of the Manual for Participation in the present Shareholders’ Meeting. Considering that on June 22, 2012, was successfully transacted the Public Offer for Exchange of Shares for Cancellation of Joint Stock Company Registration and Consequent Withdrawal from Corporate Governance Level 2 of BM&FBOVESPA da TAM S.A., but that, until the present date the Securities and Exchange Commission has not granted the cancellation of the joint-stock company’s registration, the effectiveness and force of the amendments to the Bylaws herein approved remains suspended until said cancellation is granted, whereby, then, the Company’s Bylaws shall pass to be effective as provided in Attachment I of these Minutes.

(d) Approved the termination of the Plan, as of the present date, concerning the granting of new benefits, maintained the Call Options until they are completed the respective Vesting, in terms and conditions provided for in the Plan and in the private Instruments for Grant of Call Options entered into with each of the beneficiaries. On the dates of the respective Vesting, the beneficiaries of the Call Options shall be paid in cash, the equivalent of the product between (i) the total number of enforceable Call Options; and (ii) the difference, if any, between (ii.1.) the exercise price of the Call Option deducting all applicable withholding; and (ii.2) the result between the multiplication of 0.90 (zero point nine) by the closing price of the stocks of LAN Airlines S.A. in the Stock Exchange Market of Santiago in the day immediately previous to the exercise of the Call Option.

(e) In face of the resignation presented by Counselors Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Emilio Romano, Waldemar Verdi Júnior and André Esteves, were elected for office as effective members of the Company’s Administrative Council, in respect to all the provisions set forth in the Company’s Shareholders’ Agreement entered into by and between, on January 25, 2012, TEP Chile S.A., LATAM Airlines Group S.A., Holdco I S.A. and the Company, Mrs. Flávia Turci,  Brazilian, attorney at law, divorced, bearer of the identity card number 12.274.646 SSP/SP [Public Security Secretariat/SP] and enrolled with the CPF [Individual Taxpayers’ Roll] under number 085.948.018-66, with business address at Rua Fidêncio Ramos, 100, 7º andar [7th Floor], Itaim Bibi, São Paulo/SP, Mr. Enrique Cueto Plaza, Chilean, business administrator, married, bearer of the passport no. 6.694.239-2, with business address at Av. Presidente Riesco, 5711, Las Condes, Santiago, Chile, and, Mr. Ignacio Cueto Plaza, Chilean, business administrator, married, bearer of the passport no. 7.040.324-2, with business address at Av. Presidente Riesco, 5711, Las Condes, Santiago, Chile. The counselors hereby elected shall hold office at the same time remaining for the other members of the Council, Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro and Noemy Almeida Oliveira Amaro, elected in the General Annual Shareholders’ Meeting held on April 27, 2012, with offices thus ending on April 27, 2013. The Counselor herein appointed represent not to be involved in any of the crimes that prevent practicing business activities, and, moreover, not to be disqualified therefore, in terms of law. In light of the provision in item “c” above, the office inauguration of the Counselors elected shall be made effective after being granted, by the Securities and Exchange Commission, the cancellation of joint-stock corporations’ registry to the Company, through the timely execution of the respective Office Inauguration Term in the proper records.

(f) Approved the proposal for remuneration of the members of the Administrative Council, of R$ 10,000.00 (ten thousand Reais) per month to the President and Vice-President of the Administrative Council and R$ 1,000.00 (one thousand Reais) per month, for the other members, where maintained, for all the members of the Administrative Council, the benefit of a quota of airline tickets, as approved in the General Annual Shareholders’ Meeting held on April 27, 2012.

(g) The Board of Directors was authorized to take all measures necessary for effectively implementing the deliberations approved herein.

CLOSING: With nothing further to be discussed, and as no one else claimed the floor, the meeting was adjourned upon issue of the present minutes, as summarily provided for in § 1 of Article 130 of Law 6.404/76, which, after read and found by the parties present to be accordingly, was signed by all. São Paulo, July 12, 2012. (signatures) Carlos Eduardo Fujita – Chairman of the Meeting and Deborah Cristina Benites Soares – Secretary. Shareholders: Carlos Eduardo Fujita, representing the shareholders: HOLDCO I S/A and LATAM AIRLINES GROUP S/A; and George Washington Tenório Marcelino, representing the shareholder STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL. This is a perfect copy of the Minutes issued in the proper records.

_______________________________

Deborah Cristina Benites Soares

Secretary

Attachment I

Draft of Bylaws considering the amendments set forth in the agenda

BYLAWS OF

TAM S.A.

CHAPTER I – NAME, REGISTERED OFFICE, GOVERNING LAW, CORPORATE PURPOSE AND TERM

Article 1 - TAM S.A. (the “Company”) is a joint-stock corporation of closed capital, governed by these Bylaws and by the applicable legal provisions.

Article 2 – The Company’s registered office is in the Municipality of São Paulo, State of São Paulo, and it may open and close branch offices, subsidiaries, agencies, offices or representation offices in other locations in Brazil or abroad, through deliberation of the Administrative Council.

Article 3 – The Company’s corporate purpose is the participation, in the capacity as shareholder or stockholders, in other companies, especially companies that operate in regular air transportation in national and international scope and other related activities, similar or supplementary to regular air transportation.

Article 4 – The Company’s term is undetermined.

CHAPTER II – CAPITAL STOCK AND SHARES

Article 5 – The capital stock, subscribed and paid up, amounts to R$ 819,892,396.48 (eight hundred and nineteen million, eight hundred and ninety two thousand, three hundred and ninety six Reais and forty eight cents), divided in 150,149,844 (one hundred and fifty million, one hundred and forty nine thousand, eight hundred and forty four) shares, of which 55,413,783 (fifty five million, four hundred and thirteen thousand, seven hundred and eighty three) common shares and 94,736,061 (nine hundred and four million, seven hundred and thirty six thousand and sixty one) preferred shares, all registered, with no par value and indivisible toward the Company.

First Paragraph – The shareholders shall have preference in increase of the capital stock, within 30 (thirty) days following the issue of the deliberation concerning such increase of the capital stock.

Second Paragraph – The increase of the Company’s capital stock may encompass one or more issues or classes of shares, without limiting to the ratio between the shares of each issue or class, respecting, in regards to preferred shares, the maximum threshold set forth by Law.

Article 6 – Each common share entitles to one vote in the deliberations adopted by the Company’s General Shareholders’ Meetings.

Article 7 – Preferred shares have no vote rights in deliberations of the General Shareholders’ meetings, except for the matters specified by Law, where secured thereto the following preferences and advantages:

(a)    Priority in refunding of capital, without any premiums, in case of liquidation of the Company; and

(b)    Dividends at least equal to common shares.

Article 8 – The company may issue bonds, securities or share certificates, simple or multiple, which shall be signed by 2 (two) Directors, jointly, where one of such must be, mandatorily, the President-Director.

Article 9 – Dividends or bonuses in cash shall be paid to shareholders within the capital stock when they are declared, within the maximum term of 60 (sixty) days, following the date of declaration thereof, except if otherwise deliberated by the General Shareholders’ Meeting.

CHAPTER III – SHAREHOLDERS’ AGREEMENT

Article 10 -  The shareholders’ agreement that provides for the transfer of shares, subscription rights, preference rights or exercise of the right to vote must be respected by the Company at all times filed in its registered office, competing: (a) to the Administrative Council and to the Board of Directors, to refuse registering any share transfer that breaches such shareholders’ agreement; and (b) to the Chairman of the Meeting, to the President of the Administrative Council or to whomever presides the Company’s panel deliberation, refuse to compute any votes in breach to the agreement at hand.

First Paragraph – The commitments bound or any burden created in such shareholders’ agreements shall only be valid against third parties and administrators after being properly registered in the company’s books and in the share certificates, if issued.

Second Paragraph – The transfer or subscription of the Company’s shares, for any reason and for any purposes, that not carried out in accordance to the provisions set forth in this article, shall be deemed void and invalid, where the shareholder in default shall be subject to the penalties provided for in article 120 of Law Number 6.404, as of 12.15.1976.

CHAPTER IV – GENERAL SHAREHOLDERS’ MEETING

Article 11  - The General Shareholders’ Meeting shall be held, mandatorily, each year, within 04 (four) months after the closing of the fiscal year, and, extraordinarily, when the corporate interests require, respecting the legal provisions and those provided by the present Bylaws, concerning the calling, opening, deliberations and the applicable legal provisions.

First Paragraph – The General Shareholders’ Meeting shall be declared opened and presided by the President of the Administrative Council or, in face of the absence thereof, any other member of the Administrative Council may declare the meeting opened, and, in this case, the shareholders present may elect the Chairman for Presiding the General Shareholders’ Meeting, who, on its turn, shall appoint a secretary.

Article 12 – Competes to the General Shareholders’ meeting, within the legal attributions bestowed upon it, as well as those arising of the present Bylaws, furthermore, respecting the provisions set forth in Article 13 below:

i.          Amend the Bylaws;

ii.          Elect, demote, at any time, the members of the Administrative Council and, when applicable, the members of the Audit Council, setting their compensation and inspect their management, respecting the provisions set out in the Shareholders’ Agreement;

iii.          Have rendered, on annual basis, accounts by the administrators and deliberate upon the financial statements presented thereby;

iv.          Suspend the exercise of rights of a shareholder;

v.          Deliberate upon the appraisal of the assets of the shareholder that concurs for establishing the capital stock;

vi.          Deliberate upon the transformation, merger, incorporation, split-off of the company, its dissolution and liquidation, as well as appointing and removing the liquidator and examine the accounts rendered thereby.

Article 13 – Depend on approval of the shareholders representing, at least 85% (eighty five percent) of the Company’s common shares, the following deliberations:

i.          Amending the Company’s Bylaws or of its subsidiaries, concerning: (a) the corporate purpose; (b) capital stock; (c) rights of each of the share classes and shareholders of the Company’s subsidiaries; (d) attributions of the general annual shareholders’ meeting or any limitation to the attributions of the Administrative Council; (e) increase or reduction of the number of members in either the Administrative Council or the Board of Directors; (f) the term of the Company or of its Subsidiaries; (g) location of the Company’s registered office; (h) preference rights; (i) composition, duties and responsibilities of the administrators; and (j) provisions regarding the distribution or dividends and other distributions.

ii.          Dissolution, liquidation and termination of the Company;

iii.          Transformation, merger, acquisition, split-off or any other kind of corporate reorganization;

iv.          Payment or distribution of dividends and any other kind of distribution, including interests on the company’s equity; and

v.          Issue, redemption or settlement of any debt instruments, securities or instruments convertible into Company’s shares, and

vi.          Authorize the administrators to declare bankruptcy and file for judicial or extrajudicial recovery.

CHAPTER V – ADMINISTRATION

SECTION I – GENERAL PROVISIONS

Article 14 – The Company is managed by both an Administrative Council and by a Board of Directors.

First Paragraph – The administrators inaugurate their offices through execution of the inauguration term in the proper records and remain in office until election and inauguration of their replacement.

Article 15 – Competes to the General Shareholders’ Meeting to set the global or individual compensation payable to the members of the Administrative Council and of the Board of Directors. Should such compensation be set globally, the amount will be distributed according to the deliberation of the Administrative Council.

Article 16 – The exercise of office as administrator does not require any management pledge.

Article 17 – Members of the Administrative Council and members of the Board of Directors are hereby prohibited to make use of the Company’s corporate name in operations or documents outside the scope of the Company’s interests.

SECTION 2 – ADMINISTRATIVE COUNCIL

Article 18 – The Administrative Council shall be comprised by 06 (six) members, one of whom appointed President and another as Vice-President, for a single 02 (two) years term, where reelection is allowed.

First Paragraph – The Vice-President of the Administrative Council shall replace the President in his absence, or in face of the temporary absence thereof.

Article 19 – If there is a vacancy in the Administrative Council, arising of a resignation, incapacity, retirement, death or removal from office, so as rendering the number of Counselors reduced below the number set forth in these Bylaws, must be called a General Shareholders’ Meeting for reelection and filling the office(s) thus vacant. The office of Counselor elected in these conditions shall end concurrently with the offices of the other Counselors.

Article 20 – The Administrative Council shall gather, ordinarily, each month, and extraordinarily, when called by the President, through notice issued in writing, with a brief description of the agenda, sent to each member of the Administrative Council, at least 48 (forty eight) hours in advance. The President shall call a meeting as soon as receiving a notice in writing in this regard from any member of the Administrative Council. Will be considered properly summoned, any Counselor present at the meeting.

First Paragraph – Notwithstanding the above, calls for meetings of the Administrative Council may be held in periods under 48 (forty eight) hours, if such is necessary or desirable in specific circumstances, and provided that allowed by the applicable legislation.

Second Paragraph – Counselors may take part in meetings of the Administrative Council through conference or videoconference call.

Third Paragraph – Regardless of the formalities required for calling a meeting, will be deemed regularly called a meeting attended by all members.

Fourth Paragraph – the Meetings of the Administrative Council shall be opened upon presence of a quorum of at least 05 (five) of its members, complying with the special conditions set forth in the shareholders’’ agreement, filed in the registered office and in the present Bylaws.

Fifth Paragraph – To each member is granted 01 (one) vote in deliberations of the Administrative Council.

Sixth paragraph – Matters referred to the examination of the Administrative Council shall be approved through the favorable vote of the majority of its members, except for the matters listed in items (vii) to (xx) of Article 21 below, which can only be approved by the affirmative vote of 05 (five) members of the Administrative Council.

Seventh Paragraph – Decisions taken in the meetings of the Administrative Council shall be formalized and validated once registered in the minutes filed in the Administrative Council’s Minutes Records, where is allowed the use of a mechanical system for such purpose.

Article 21 – Competes to the Administrative Council, within its attributions set forth by either law or the Bylaws:

i.          Set the general parameters for the corporate business ;

ii.          Elect and demote, all members of the Board of Directors, respecting the quorum attributed to election, as referred to in item (xix) below, assigning them offices and duties, as well as inspecting the management of them and of appointees in general;

iii.          Deliberate on the acquisition of Company’s shares, for remaining in Treasury and subsequent disposal thereof, complying with the legal limitations and notwithstanding the mandatory dividends;

iv.          Approve the opening and closing of branch offices, offices, agencies or establishments of the Company;

v.          Approve the use of any trademark, name of symbol that represents the name, the corporate name, or the trading name of the Company;

vi.          Approve the acquisition or granting to third parties, of user license of any other trademark, patent or intellectual or industrial property, including knowhow ;

vii.          Approve the Annual Budget and the Annual Business Plan, as well as the Multiannual Business Plan and any amendments thereto (collectively, when approved, the “Approved Plans”), complying with the provisions set out in Attachment I of this instrument;

viii.          Exercise any action or agreeing to execute any action that, either individual or collectively, results, or that is reasonably expected to result in any expenditure, capital, operational or otherwise, to the Company or its subsidiaries, in excess of (a) concerning any measures that may affect the income statement, the lower amount between 1% (one percent) of revenues and 10% (ten percent) of profits, as provided in the Approved Plans in force at the time; or (b) regarding any measure that affects cash flow, the lower value between 2% (two percent) of the assets and 10% (ten percent) of cash and availabilities (as determined by the “International Financial Reporting Standards” - IRFS), as provided by the Approved Plans in force at the time.

ix.          create (especially through acquisition of shares), dispose or admit new partners or shareholders in any of the Company’s subsidiaries, except its expressly provided otherwise in the Approved Plans in force at the time;

x.          approve the acquisition, disposal, change or encumbrance by the Company of any of its subsidiaries, of: (a) any bonds of corporate interest or convertible into corporate interests issued by the Company or any of the subsidiaries, consortiums, joint-ventures or group of companies thereof, or (b) any other assets in worth more than US$ 15,000,000 (fifteen million American dollars) in each case, except if expressly provided otherwise in the Approved Plans in force at the time;

xi.          approve investments in any assets not pertaining to the Company’s corporate purpose, except if otherwise provided in the Approved Plans in force at the time;

xii.          entering into any kind of contract or operation in amount superior or equivalent, in Reais, to US$ 15,000,000 (fifteen million American dollars), except if expressly provided otherwise in the Approved Plans in force at the time;

xiii.          entering into any kind of contract or initiating any operation, agreement or understanding relating to contracts for sharing of profits or revenues in any contract for organizing joint-ventures or business partnerships, affiliation to alliances, codeshare or other contracts of any of the aforementioned natures, except if otherwise provided in the Approved Plans in force at the time;

xiv.          terminating, amending, relinquishing any rights or claims of the Company or any of the subsidiaries thereof, concerning contracts or other agreements in amounts in excess of US$ 15,000,000.00 (fifteen million American dollars), except if otherwise provided in the Approved Plans in force at the time;

xv.          bring, take part, bond or executing any settlements in any relevant action concerning any lawsuit, judicial or administrative proceeding, or arbitration proceeding, involving the Company or its subsidiaries, which amount is in excess of US$ 15,000,000.00 (fifteen million American dollars), except if otherwise provided in the Approved Plans in force at the time;

xvi.          approve the execution, amendment, termination or ratification of acts or contracts with related parties, except if otherwise provided in the Approved Plans in force at the time;

xvii.          approve the financial statements of the Company and its subsidiaries and the respective Addendums, as well as policies on dividends and bookkeeping and tax of the Company and its subsidiaries, as well as the appointment or demotion of independent auditors;

xviii.          approve the granting of guarantees and collateral of any nature to third parties, including related parties;

xix.          elect and demote any official that is not a member of the Company’s Board of Directors, as well as elect and demote the Chief Executive Officer and the Chief Financial Officer of the Company; and

xx.          approve any vote casted by the Company in any of its subsidiaries, or casted thereby in their respective subsidiaries, in shareholders’ meetings, meetings of stockholders and meetings of the Administrative Councils thereof, including for deliberating on the matters set forth in Article 13 above.

SECTION 3 – BOARD OF DIRECTORS

Article 22 – The Board of Directors is comprised by 04 (four) members, all of which residing in Brazil, one Chief Executive Officer (CEO), one Chief Financial Officer (CFO), one Chief Operations Officer (COO) and one Chief Sales Officer (CSO).

First Paragraph – The office of Directors is of 2 (two) years, where reelection is allowed.

Second Paragraph – The Board of Directors shall convene at all times called by the Chief Executive Officer, on his own initiative or through request of any member of the Board of Directors.

Third Paragraph – The meetings of the Board of Directors shall be declared opened with the presence of the majority of its members.

Fourth Paragraph – The resolutions of the Board of Directors shall be made effective through the majority vote of its members, and of meetings, will be issued the respective minutes, which shall be filed in the Meeting Minutes’ Records of the Board of Directors.

Article 23 – Should any definitive impediment, resignation or vacancy occur to any Director’s Office, the Administrative Council shall, within the maximum period of 30 (thirty) days, elect its replacement for serving for the remainder of the office term.

Article 24 – Competes to the Chief Executive Officer:

i.          supervise, steer and control the business and operations of the Company and of its subsidiaries, as determined by the Administrative Council;

ii.          carry out the regular administration of the Company;

iii.          represent the Company and the Group LATAM (“LATAM Gtroup”), comprised by the Company itself, the company LATAM Airlines Group S.A. (“LATAM”) and the respective subsidiaries thereof, before all Government entities in Brazil, including the National Civil Aviation Agency (ANAC);

iv.          implement the integration of the Company and its subsidiaries with LATAM and its subsidiaries, in conjunction with the Chief Executive Officer (Vice Presidente Ejecutivo) and the Chief Operations Officer (Gerente General) of LATAM; and

v.          Act in the capacity of senior participant in all business units and committees of the LATAM Group.

Article 25 – The Chief Financial Officer shall be responsible for all financial matters pertaining to the Company and its subsidiaries, where other competences may be assigned thereto by the Administrative Council or by the Company’s Chief Executive Officer.

Article 26 – The Chief Executive Officer and the Chief Financial Officer shall, in conjunction, indicate to the Administrative Council the candidates for office of Chief Sales Officer and Chief Operations Officer, which shall be elected by simply majority, in terms of Article 21, (ii) above.

Article 27 – Respecting the competences of the General Shareholders’ Meeting and of the Administrative Council set forth by law, by these Bylaws and in the shareholders’ agreement filed in the Company’s registered office, any 02 (two) members of the Board of Directors shall perform in conjunction all acts of regular management of the Company’s business, especially:

i.          Represent the Company in court or otherwise;

ii.          Enter into any contracts of any nature, acquiring, disposing or encumbering assets, hire loans and posting collateral and grant guarantees;

iii.          Appoint attorneys at law under the clause ad judicia and proxies under the clause ad negotia, determining the terms of their appointments, which, in case of the power of attorney ad negotia cannot be in excess of 01 (one) year;

iv.          Open and operate bank accounts, issue and endorse checks and promissory notes; issue and endorse trade notes and bills of exchange;

v.          Hiring and dismissing employees;

vi.          Submit to the General Shareholders’ Meeting the financial statements required by law and the proposal for destination of profits in the fiscal year, after opinion issued by the Administrative Council and of the Audit Council, should such Audit Council be implemented;

vii.          Receive and give discharge, waive, relinquish rights, resign and execute responsibility terms;

viii.          Practice all management acts necessary for achieving the corporate purposes;

ix.          Cast the Company’s vote in general shareholders’ meeting of companies in which the Company participates;

x.          Keep all operations and operations registered under bookkeeping in separate, portraying all operations and business;

xi.          Insure and maintain insured, properly, by a reputed insurer, all of the Company’s assets that can be insured for all risks against which companies in equal or similar activities are protected through insurance, seeking the full repayment of the replacement worth of the asset;

xii.          Prepare and deliver to each member of the Administrative Council, in the shortest possible time, and in any event, within 30 (thirty) months after the end of each of the Company’s fiscal years: (i) the account profit and loss duly audited (and consolidated, if applicable), statement of origin and investment of the Company’s resources concerning such fiscal year; and (ii) the Company’s Balance Sheet corresponding to the fiscal year at hand, duly audited (and consolidated, if applicable); and

xiii.          Immediately after receiving, deliver to each member of the Administrative Council, copies of all other reports, including letters relating to the Company’s management, submitted thereto by its auditors, arising of any audits, be those annual, interim or especially held, of the Company’s books, carried out by such auditors.

First Paragraph – The Company may be represented, moreover, by 01 (one) member of the Board of Directors in conjunction with 01 (one) proxy, or by 02 (two) proxies, at all times with 02 (two) signatures, within the limitations provided for powers granted in the respective powers of attorney.

Second Paragraph – The Company may, furthermore, be represented by a single member of the Board of Directors or by one proxy, provided that either of them has been formally appointed by the Board of Directors for such purpose, concerning appearing before government agencies and departments and in general shareholders’ meetings in companies where the Company is a shareholder, or, moreover, for rendering testimony and personal deposition in the capacity as agent in court hearings.

CHAPTER VI – ANNUAL BUDGET AND BUSINESS PLAN

Article 28 – Until October 31 of each fiscal year, the Chief Executive Officer and the Chief Financial Officer must submit, for approval by the Administrative Council, the proposal of (a) the annual budget and business plan for the next fiscal year (“Annual Budget” and the “Annual Business Plan”, respectively); and (ii) the business plan for the next 05 (five) fiscal years (“Multiannual Business Plan”); concerning the Company and its subsidiaries, in consolidated manner, and Multiplus S.A., in separate. The Annual Budget and the Annual Business Plan, as well as the Multiannual Business Plan, must be prepared in compliance with the provisions in Attachment I of the present Bylaws, and in a format acceptable by the Administrative Council.

Article 29 – Within 15 (fifteen) business days, following the submission of the Annual Budget, the Annual Business Plan and the Multiannual Business Plan by the Chief Executive Officer, the Administrative Council shall hold a meeting for analyzing the aforementioned documents.

First Paragraph – In the event of the Annual Budget and the Annual and/or the Multiannual Business Plans are not approved, integrally or partially, by the Administrative Council, the President of the Administrative Council must give notice to the Chief Executive Officer concerning the decision rendered by the Administrative Council, and the Chief Executive Officer and the Chief Financial Officer shall work, in conjunction with 02 (two) members of the Administrative Council, for amending these documents, in order to address all concerns and comments stated by the Administrative Council.

Second Paragraph – Within 10 (ten) business days, following the submission of the Annual Budget and the Annual and/or the Multiannual Business Plans duly revised by the Chief Executive Officer, the Administrative Council shall hold a meeting for discussing them. In the event of the Administrative Council not approving the revised the Annual Budget and the Annual and/or the Multiannual Business Plans, integrally or partially, the Multiannual Business Plan for the fiscal year shall implemented as Annual Budget and Annual Business Plan for the next fiscal year.

CHAPTER VII – AUDIT COUNCIL

Article 30 – The Company has an Audit Council, which is not permanent, comprised of 03 (three) effective members and 03 (three) alternates; such council shall only be established through deliberation in the General Shareholders’ Meeting, in the events provided for by Law.

Sole Paragraph - The General Shareholders’ Meeting that deliberates on establishing the Audit Council shall also elect its members and setting their compensation.

CHAPTER VIII – FISCAL YEAR, FINANCIAL STATEMENTS AND PROFIT AND LOSS STATEMENTS

Article 31 – The fiscal year shall follow the calendar year.

First Paragraph – The Administrative Council may determine the preparation of interim balance sheets in periods under one year, including, without limitation, biannual or quarterly balance sheets.

Article 32 – The Company shall present to each of its shareholders, the following balance reports, concerning the Company and its subsidiaries, as consolidated, and its subsidiary Multiplus S.A. in separate:

i.          Within 05 (five) days following the closing of each month, monthly administration reports, as approved by the Administrative Council;

ii.          Within 10 (ten) days following the closing of any of the first 03 (three) quarters of each fiscal year, an unaudited balance sheet of the Company, concerning the quarter at hand, and the respective unaudited statements of operations, changes to the share structure and cash flow for each quarter ended and for the period between the beginning of the fiscal year and the closing of such quarter, at all times, with the comparative reports, concerning the previous fiscal year; and

iii.          Within 30 (thirty) days following the closing of each fiscal year, an annual report, providing (a) a balance sheet and relevant consolidated statements of operations, share structure and cash flow, concerning the fiscal year ended, audited according to the IFRS or other accounting principles approved by the Administrative Council, at all times, along with comparative reports in relation to the previous fiscal year; and (b) clarifications on the implementation of the Approved Plans, to the extent that they refer to strategy of the business, achievement of basic targets, income, compensation of officers, capital expenditures, financing, cash flow, appointment of agents or consultants and strategic alliances.

Article 33 – The Company shall maintain, as well as it shall take all measures for its subsidiaries to keep books and accurate and complete records of all of its business. Said books and records shall be kept for the minimum period of 10 (ten) years, in compliance with all legal provisions applicable to the matter.

First Paragraph – The Company shall assure to its shareholders or the respective properly appointed representatives thereby, access, in a reasonable period and within business hours, to the Company’s books and records, as well as to any information the Company may have on its subsidiaries. The shareholders shall furthermore be entitled to, at their own cost, obtain copies, examine and audit said books and records.

Second Paragraph – The Company shall provide its shareholders with copies of the Company’s tax returns (tax income statement) and of its subsidiaries at least 20 (twenty) business days prior to the final date for submission thereof.

Article 34 – Any accumulated losses and the provisions for taxes or social contributions shall be deducted from the profits of each fiscal year prior to any profit distribution.

Sole Paragraph – On the remaining profit, calculated as provided in the header of this article, shall be calculated, through proposal made by the Administrative Council, the participation of the administrators and employees, in compliance with the legal provisions.

Article 35 – Calculated the revenues in the fiscal year and made the mandatory legal deductions, as well as deductions mentioned in the previous article, the profit obtained shall have the following destination:

i.          5% (five percent) of net profit shall be apportioned for establishing the legal reserve fund, up to the limit of 20% (twenty percent) of the capital stock;

ii.          25% (twenty five percent) of the net profit of the fiscal year, after the deduction provided for in item (a) above, and adjusted pursuant to art. 202 of Law Number 6.404/76, for distribution of the mandatory annual dividends to the shareholders;

iii.          At all times the amount of the minimum mandatory dividends exceeds the profits in the fiscal year, the administration may propose, and the General Shareholders’ Meeting may approve to destine the excess for establishing the profit reserve, in terms of art. 197 of Law Number 6.404/76; and

iv.          The remaining balance shall be destined as determined by the General Shareholders’ Meeting, with grounds on the proposal prepared by the Administrative Council.

Article 36 – Dividends made available to shareholders and not withdrawn, shall not accrue interests, neither shall they be entitled to adjustment by inflation, but they will decay in favor of the Company after elapsed 3 (three) years of their distribution.

CHAPTER IX – LIQUIDATION

Article 37 – The Company shall be liquidated upon the occurrence of the events set forth by Law and the General Shareholders’ Meeting shall determine the manner in which shall be proceeded such liquidation, as well as it shall appoint the liquidator, and the Audit Council that shall act during the liquidation period.

ATTACHMENT I

Requirements for the Annual Budget and the Business Plans

1.      A summary of the main strategic targets and goals for the next fiscal year, including the steering of the business and all macroeconomic premises and of the sector.

2.      Detailed income statement for the next fiscal year.

3.      Detailed list of targets for the most important operational and financial indicators of the Company and of its subsidiaries for the next fiscal year, and in comparison to the current fiscal year.

4.      Detailed cash flow projections for the next fiscal year, especially, at least, the following:

a.      Cash flow from operations;

b.      Cash flow from variations of working capital, detailed by item;

c.      Detailed CAPEX, separating the fleet by type and other investments, especially, in case of fleet, a comparative analysis of purchase versus lease;

d.      Financing, including the details of the debt settlement forecast for existing obligations, financing of fleet and other sources of financing by type;

e.      Policy on dividends and parameters; and

f.       Any requirement for increase of reduction of capital.

5.      Detailed marketing plan.

6.      Risk management and hedging strategy.

7.      Any other analysis or information relevant that the circumstances may thus require or that are deemed necessary by the Company’s Administration, in order to present a business plan according to the best business practices.

Requirements for the Multiannual Business Plan

1.      Description of the current trends in the regional and global airline sector and the analysis of the eventual impact of these tendencies on Holdco 1 S.A., the Company and its subsidiaries.

2.      Summary of the macroeconomic premises and of the sector, most important for the next five fiscal years, especially the inflation rate for each.

3.      Detailed analysis of the competition.

4.      Detailed description of targets and goals for the next five fiscal years, describing the fundaments thereof.

5.      Financial projections for 05 (five) years, detailing the following:

a.      Income Statement;

b.      Detailed list of all operational and financial indicators; and

c.      Cash flow projections, that shall include all items provided for the Annual Budget and the Business Plan.

6.      Any other analysis or relevant information that, on such occasion, may be required or be deemed necessary by the Company’s Administration, for presenting a business plan according to the best business practices.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.